Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
Fixed Charges
Interest expense on indebtedness	$—	$—	$—	$—	$—	$—
Non-cash interest expense and other	—	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	113	125	106	107	108	77

Total fixed charges	$113	$125	$106	$107	$108	$77

Earnings (loss):
Net income (loss) before income taxes	$(18,032)	$5,459	$(41,270)	$(43,888)	$(55,064)	$(20,167)
Fixed charges per above	113	125	106	107	108	77

Total earnings (loss)	$(17,919)	$5,584	$(41,164)	$(43,781)	$(54,956)	$(20,090)

Ratio of earnings to fixed charges	—	44.7	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(18,032)	$—	$(41,270)	$(43,888)	$(55,064)	$(20,167)